UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45686J104

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Special Situations Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,425,725 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,425,725 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,425,725 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

 * The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock (as defined in this Schedule 13D) outstanding as of February 2, 2021 as disclosed by the Issuer (as defined in this Schedule 13D) in its Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on February 4, 2021 (the “Prospectus”) plus (ii) 3,092,794 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV as of the date of this Amendment No. 10 (as defined below) plus (iii) 181,192 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV (assuming a conversion date of February 10, 2021) plus (iv) 151,739 shares of Common Stock issuable upon exercise of Warrants issuable to ASSF IV pursuant to the Equity Commitment Agreement, the Second Equity Commitment Agreement and the October 2019 ECA upon conversion of the shares of Series A Preferred Stock held by ASSF IV (the “ASSF Anti-Dilution Warrants”).

CUSIP No. 45686J104

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,425,725 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,425,725 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,425,725 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

 * The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 3,092,794 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV as of the date of this Amendment No. 10 plus (iii) 181,192 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV (assuming a conversion date of February 10, 2021) plus (iv) 151,739 shares of Common Stock issuable upon exercise of the ASSF Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,050,478 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,050,478 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,050,478 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

 * The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 2,903,516 shares of Common Stock issuable upon exercise of the Warrants held by ASOF as of the date of this Amendment No. 10 plus (iii) 1,014,228 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASOF (assuming a conversion date of February 10, 2021) plus (iv) 132,734 shares of Common Stock issuable upon exercise of Warrants issuable to ASOF pursuant to the Equity Commitment Agreement, the Second Equity Commitment Agreement and the October 2019 ECA upon conversion of the shares of Series A Preferred Stock held by ASOF (the “ASOF Anti-Dilution Warrants” and, together with the ASSF Anti-Dilution Warrants, the “Ares Anti-Dilution Warrants”).

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,050,478 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,050,478 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,050,478 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 2,903,516 shares of Common Stock issuable upon exercise of the Warrants held by ASOF plus (iii) 1,014,228 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASOF (assuming a conversion date of February 10, 2021) plus (iv) 132,734 shares of Common Stock issuable upon exercise of the ASOF Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,476,203* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,476,203* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,476,203* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.6%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 40,135 shares of Common Stock underlying restricted stock units (“RSUs”) granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF plus (iii) 1,195,420 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (assuming a conversion date of February 10, 2021) plus (iv) 284,473 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,476,203* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,476,203* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,476,203* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.6%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF as of the date hereof plus (iii) 1,195,420 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (assuming a conversion date of February 10, 2021) plus (iv) 284,473 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,476,203* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,476,203* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,476,203* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.6%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF plus (iii) 1,195,420 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (assuming a conversion date of February 10, 2021) plus (iv) 284,473 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,476,203* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,476,203* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,476,203* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.6%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF plus (iii) 1,195,420 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (assuming a conversion date of February 10, 2021) plus (iv) 284,473 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,476,203* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,476,203* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,476,203* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.6%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF plus (iii) 1,195,420 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (assuming a conversion date of February 10, 2021) plus (iv) 284,473 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,476,203* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,476,203* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,476,203* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.6%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF plus (iii) 1,195,420 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (assuming a conversion date of February 10, 2021) plus (iv) 284,473 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,476,203* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,476,203* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,476,203* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.6%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF plus (iii) 1,195,420 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (assuming a conversion date of February 10, 2021) plus (iv) 284,473 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,476,203* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,476,203* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,476,203* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.6%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2021, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF plus (iii) 1,195,420 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (assuming a conversion date of February 10, 2021) plus (iv) 284,473 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants.

This Amendment No. 10 (this “Amendment No. 10”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on May 23, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on August 15, 2019, as amended by Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 4, 2019, as amended by Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on October 9, 2019, as amended by Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on October 31, 2019, as amended by Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on November 18, 2019, as amended by Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons on January 27, 2020, as amended by Amendment No. 7 to the Original Schedule 13D filed by the Reporting Persons on March 12, 2020, as amended by Amendment No. 8 to the Original Schedule 13D filed by the Reporting Persons on July 27, 2020 and as amended by Amendment No. 9 to the Original Schedule 13D filed by the Reporting Persons on February 5, 2021 (as so amended, the “13D Filing,” and together with this Amendment No. 10, this “Schedule 13D”). Except as amended in this Amendment No. 10, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 10 as so defined, unless otherwise defined in this Amendment No. 10.

The Reporting Persons have been or currently are party to certain agreements with the Oaktree Entities, which agreements are described in Item 6 of this Schedule 13D and contemplate or contemplated, among other things, the issuance, exchange or transfer of certain securities of the Issuer (including securities convertible into or exercisable for shares of Common Stock), and certain other obligations of the Reporting Persons and the Oaktree Entities in respect of such securities. As a result, the Reporting Persons may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Oaktree Entities. The Reporting Persons expressly disclaim any membership in a group with the Oaktree Entities. It is the understanding of the Reporting Persons that the Oaktree Entities have filed a separate Schedule 13D (and have filed or will file any required amendments thereto) with respect to the shares of Common Stock beneficially owned by the Oaktree Entities. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Oaktree Entities or their affiliates, and the Reporting Persons disclaim beneficial ownership over such shares.

Item 2. Identity and Background

The last sentence of Item 2(a) of the 13D Filing is hereby amended and restated in its entirety as follows:

The Reporting Persons have entered into a joint filing agreement, dated as of February 11, 2021, a copy of which is attached hereto as Exhibit 99.11.

Item 4. Purpose of the Transaction

Item 4 of the 13D Filing is hereby amended by adding the following disclosure after the penultimate paragraph of Item 4 of the 13D Filing:

As described in Item 6 of this Schedule 13D, on February 9, 2021, the Ares Purchasers completed the purchase of 17,482.50 shares of Series A Preferred Stock, 20,000 shares of Series B-1 Preferred Stock and 19,123.87 shares of Series B-3 Preferred Stock from OT POF IEA and IEA LLC for a total purchase price of $65,975,235.58. As a result, the Reporting Persons beneficially own all of the issued and outstanding shares of Series A Preferred Stock as of the date that this Amendment No. 10 is filed, and accordingly have the sole right to cause the conversion of such Series A Preferred Stock into shares of Common Stock in accordance with the terms of the Amended and Restated Certificate of Designations for the Series A Preferred Stock (the “Series A Certificate”).

Item 5. Interest in Securities of the Issuer

Item 5 of the 13D Filing is hereby amended and restated in its entirety as follows:

(a) Aggregate Number and Percentage of Securities.  As of the date that this Amendment No. 10 is filed, ASSF IV directly holds (i) Warrants that are exercisable for 3,092,794 shares of Common Stock and (ii) shares of Series A Preferred Stock that are convertible into 181,192 shares of Common Stock. In addition, ASSF IV is entitled to receive ASSF Anti-Dilution Warrants that are exercisable for 151,739 shares of Common Stock upon conversion of the Series A Preferred Stock held by ASSF IV. ASOF directly holds (a) Warrants that are exercisable for 2,903,516 shares of Common Stock and (b) shares of Series A Preferred Stock that are convertible into 1,014,228 shares of Common Stock. In addition, ASOF is entitled to receive ASOF

Anti-Dilution Warrants that are exercisable for 132,734 shares of Common Stock upon conversion of the Series A Preferred Stock held by ASOF.  The Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock underlying the Warrants, the shares of Series A Preferred Stock held of record by ASSF IV and ASOF and the Ares Anti-Dilution Warrants.

Pursuant to Rule 13d-3(d)(1)(i) under the Act, the beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock underlying the Warrants, the shares of Series A Preferred Stock held of record by ASSF IV and ASOF and the Ares Anti-Dilution Warrants.  The applicable ownership percentages reported in this Amendment No. 10 are based on (i) 22,905,031 shares of Common Stock outstanding as of February 2, 2021 as disclosed by the Issuer in the Prospectus plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF plus (iii) 1,195,420 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF plus (iv) 284,473 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants. See Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the number and percentage of Common Stock underlying the Warrants, the shares of Series A Preferred Stock and the Ares Anti-Dilution Warrants beneficially owned by each of the Reporting Persons.

Pursuant to the terms of the Series A Certificate, on or after March 26, 2021, the shares of Series A Preferred Stock held of record by ASSF IV and ASOF are convertible into a number of shares of Common Stock calculated by dividing (i) the Stated Value (as defined below), of the Series A Preferred Stock by (ii) the volume weighted average price (“VWAP”) per share of Common Stock for the 30 consecutive trading days ending on the trading day immediately preceding the conversion date. The calculation for the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock held of record by ASSF IV and ASOF reported herein assumes a conversion date of February 10, 2021.

In addition, the conversion of the Series A Preferred Stock would require the Issuer to issue the Ares Anti-Dilution Warrants to ASSF IV and ASOF (as applicable), pursuant to the Equity Commitment Agreement, the Second Equity Commitment Agreement and the October 2019 ECA. Assuming a conversion date of February 10, 2021 for the Series A Preferred Stock, the Issuer would be required to issue 151,739 Warrants to ASSF IV and 132,734 Warrants to ASOF upon conversion of the Series A Preferred Stock.

(b) Power to Vote and Dispose.  See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons, as to which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days.  Except for the information set forth in this Amendment No. 10, none of the Reporting Persons has effected any transaction related to the Common Stock since the filing of Amendment No. 9 to the Schedule 13D.

(d) Certain Rights of Other Persons.  Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended by adding the following disclosure after the third paragraph under “D. February 2021 Transactions”:

The Closing took place on February 9, 2021.

Item 6 of the 13D Filing is hereby amended by adding the following disclosure after the final paragraph under “D. February 2021 Transactions”:

Series A Preferred Stock

In connection with the Closing, the Ares Purchasers became the sole holders of record of the issued and outstanding shares of Series A Preferred Stock. The Series A Preferred Stock has a stated value (the “Stated Value”) equal to the sum of (i) $1,000, as equitably adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction with respect to the Series A Preferred Stock after the date of issuance of the Series A Preferred Stock, plus (ii) the amount of any accumulated but unpaid dividends on the Series A Preferred Stock.

The Series A Certificate provides that no dividends will be paid on the Series A Preferred Stock unless as, if and when declared by the Board. Until redeemed, dividends will accrue (daily on the basis of a 360-day year consisting of twelve 30-day periods except for partial periods), for each share of Series A Preferred Stock at the Accumulated Dividend Rate (as defined in the Series A Certificate) on the Stated Value of such share of Series A Preferred Stock, and will increase the Stated Value of such share of Series A Preferred Stock on and effective as of each March 31, June 30, September 30 and December 31 through redemption, without any further action by the Board; provided, that to the maximum extent not prohibited by the terms of the Series B Preferred Stock or the Issuer’s senior credit agreement, and only to the extent declared by the Board, dividends on the shares of Series A Preferred Stock may be paid in cash at the Cash Dividend Rate (as defined in the Series A Certificate) on the Stated Value of the Series A Preferred Stock, quarterly in arrears on each applicable dividend payment date.

Subject to certain exceptions, while any shares of Series Preferred Stock are outstanding, no dividends to or redemptions of any shares that rank junior to the Series A Preferred Stock may be made by the Issuer.

Other than voting rights provided by law or expressly provided by the Series A Certificate, holders of Series A Preferred Stock do not have any voting rights as shareholders of the Issuer. Without the prior written consent of the Reporting Persons, for so long as the Series A Preferred Stock is outstanding, the Issuer will not and will cause its subsidiaries not to (i) authorize or issue any shares of capital stock that rank senior to or pari passu with the Series A Preferred Stock (other than the Series B Preferred Stock) or (ii) incur indebtedness for borrowed money if, after the incurrence of such indebtedness, the aggregate outstanding amount of indebtedness of the Issuer and its subsidiaries would exceed $5,000,000 (excluding indebtedness incurred under the Issuer’s senior credit agreement). A holder of the Series A Preferred Stock may transfer its shares of Series A Preferred Stock to any person or entity other than a Competitor (as defined in the Series A Certificate) of the Issuer.

The Series A Preferred Stock does not have a scheduled redemption date or maturity date. Subject to the terms of the Series B Preferred Stock, the Issuer may, at any time and from time to time, redeem all or any portion of the shares of Series A Preferred Stock then outstanding. Pursuant to the Series A Certificate, the Issuer is required to redeem all shares of Series A Preferred Stock outstanding as a condition to the consummation of any change of control of the Issuer. In addition, in the event of (i) a sale of any capital stock of the Issuer or its subsidiaries (excluding sales pursuant to the Issuer’s incentive plans and sales that generate proceeds used to maintain the Issuer’s solvency or avoid a default under a bona fide credit agreement to which the Issuer or its subsidiaries are subject), or (ii) a disposition by the Issuer of assets, in a single transaction or series of related transactions, outside of the ordinary course of business for which the Issuer or its subsidiaries receive consideration in excess of $5,000,000, the Issuer is required to use the net cash proceeds from such transaction to redeem the maximum number of shares of Series A Preferred Stock that can be redeemed with such net cash proceeds (subject to the terms of the Issuer’s then-existing credit facility). No premium or penalty is payable in connection with any redemption of the Series A Preferred Stock.

Pursuant to the Series A Certificate, a holder of Series A Preferred Stock may elect to cause the Issuer to convert, without the payment of additional consideration by such holder, all or any portion of the issued and outstanding shares of Series A Preferred Stock held by such holder (w) on or after March 26, 2021, (x)  if the terms of the Series B Preferred Stock or the Issuer’s existing senior credit agreement would prohibit the payment of cash dividends on the Series A Preferred Stock, (y) if any shares of the Series B Preferred Stock are outstanding or (z) on or after the non-payment of dividends when due, failure to redeem shares of Series A Preferred Stock when required or any other material default under the Series A Certificate until such non-payment, failure or default is cured by the Issuer. Upon conversion, the holder of shares of converted Series A Preferred stock will be issued a number of shares of Common Stock determined by dividing (i) the Stated Value by (ii) the VWAP per share of Common Stock for the 30 consecutive trading days ending on the trading day immediately preceding the applicable conversion date. In the event the Series A Preferred Stock is converted following an uncured non-payment, failure or default event, or if the holder of the Series A Preferred stock is converting its shares of Series A Preferred Stock pursuant to clause (x) or (y) of the first sentence of this paragraph, VWAP per share will be multiplied by 90% for purposes of the foregoing calculation.

The foregoing description of the Series A Certificate does not purport to be complete and is qualified in its entirety by reference to the Series A Certificate, a copy of which is filed as Exhibit 5.24 to this Amendment No. 10 and is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended by adding the following:

Exhibit 5.24	Amended and Restated Certificate of Designations of Series A Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2019).
Exhibit 99.11	Joint Filing Agreement, dated as of February 11, 2021, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

ARES SPECIAL SITUATIONS FUND IV, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its:	Manager

/S/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/S/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF HOLDINGS I, L.P.

By:	ASOF INVESTMENT MANAGEMENT LLC
Its:	Manager

/S/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF INVESTMENT MANAGEMENT LLC

/S/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/S/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/S/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/S/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/S/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/S/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/S/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/S/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/S/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 5.24	Amended and Restated Certificate of Designations of Series A Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2019).
Exhibit 99.11	Joint Filing Agreement, dated as of February 11, 2021, by and among the Reporting Persons.